John W. Rollins. Mr. Rollins has served as a member of our board of directors since November 2017. He has served on multiple boards and chairs the board of directors of the MedStar Southern Maryland Hospital Center (2014 to present). From 2001 to 2010, he taught Entrepreneurship at the George Washington University School of Business and founded the GW New Venture Competition and served as its Director from 2007 to 2014. In 2003, Mr. Rollins founded StreamCenter, Inc., a firm that pioneered online education using video streaming, and served as chair of the board of directors from 2003 to 2008, and chief executive officer from 2008 to 2010. Prior to 2001, he founded and served for three decades as the chief executive officer and chairman of AZTECH Software Corporation, the nation's first specialized provider of information technology services to non-profit organizations. Mr. Rollins's board experience has included serving as Trustee of the National Park Trust (Vice Chair and Treasurer) (1990 to present), Director of the MedStar Georgetown University Hospital (Vice Chair) (2002 to 2013), the Washington Hospital Center (Vice Chair and Treasurer) (1977 to 2002), and the U.S. Association for Small Business & Entrepreneurship (2004 to 2006). Mr. Rollins earned his A.B. in Mathematics from Dartmouth and his M.B.A. in Finance from the Stanford University Graduate School of Business. We believe that Mr. Rollins is qualified to serve on our board of directors due to his extensive board experience.